April 3, 2019

Reinout Schakel
Chief Financial Officer
Luckin Coffee Inc.
17F Block A, Tefang Portman Tower
No. 81 Zhanhong Road
Siming District, Xiamen, Fujian
People's Republic of China, 361008

       Re: Luckin Coffee Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted March 25, 2019
           CIK No: 0001767582

Dear Mr. Schakel:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A filed on March 25, 2019

Note 19. Commitments and Contingencies, page F-38

1. We note your response to prior comment 11 regarding the fact that the Company and PRC
       Counsel are of the view that the risk of material loss from the lack of timely obtaining licenses and permits is remote. Please clarify whether the Company and counsel view the risk of loss as remote for:
 Reinout Schakel
Luckin Coffee Inc.
April 3, 2019
Page 2

      1. Fines associated with not having registered the lease agreements for most lease properties as described in the last Risk Factor on page 27
      2. Business interruptions and relocation costs associated with the lessors of certain leased properties not having provided you with valid property ownership certificates, as described in the first Risk Factor on page 28.

      Pursuant to paragraph 86 of IAS 37, if the possibility of loss is not remote, within the notes to the financial statements, please provide any necessary disclosures pursuant to the guidance.
       You may contact Effie Simpson at 202-551-3346 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                            Sincerely,
FirstName LastNameReinout Schakel
                                                            Division of
Corporation Finance
Comapany NameLuckin Coffee Inc.
                                                            Office of
Transportation and Leisure
April 3, 2019 Page 2
cc:       Li He
FirstName LastName